Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 21, 2004

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                                           ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes                            ☐                                    No                                ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-     ]

Index to Exhibits

Exhibit No.	Description

1	Media Release – Westpac staff receive four percent pay increase.

2	Media Release - Westpac sells assets and liabilities of Niue branch to Bank of South Pacific.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: September 21, 2004	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer